INOVA TECHNOLOGY, INC.
2300 W. Sahara Ave. Suite 800 Las Vegas, Nevada
89102

December 10, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director
Daniel Leslie, Staff Attorney
Dietrich A. King, Legal Branch Chief
Re:	Inova Technology, Inc.
Registration Statement on Form S-1
File No. 333-182813

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Leslie:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Inova Technology, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-182813), as amended (the “Registration Statement”), so that it may become effective at 3:00 p.m. Eastern Daylight Time on December 12, 2012, or as soon as practicable thereafter.

The Registrant hereby authorizes Bob Bates, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Bates at 415-264-0984. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent via email to bob@inovatechnology.com

Best Regards,

Inova Technology, INC.

/s/ Bob Bates
Bob Bates
Chief Financial Officer